111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

July 22, 2021

VIA EDGAR CORRESPONDENCE

Yoon Choo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Trust Exchange-Traded Fund III, on behalf of First Trust RiverFront Dynamic Developed International ETF, a series of the Registrant
File No. 333-255787

Dear Ms. Choo:

We received your oral comments via telephonic conference on June 7, 2021 regarding the Registration Statement on Form N-14 (the “Registration Statement”) for First Trust Exchange-Traded Fund III, on behalf of First Trust RiverFront Dynamic Developed International ETF, a series of the Registrant (the “Fund” and together with First Trust RiverFront Dynamic Asia Pacific ETF (the Target Fund”), the “Funds” and each a “Fund”) filed on May 5, 2021. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement and the prospectus contained therein (the “Prospectus”). We are submitting via EDGAR this letter on behalf of the Fund, which is intended to respond to your comments, and a revised, marked draft of the Registration Statement is included for your review and convenience.

DISCLOSURE COMMENTS

Comment 1

On page 1 of the Q&A Section, in the question “How will the Reorganization be effected?” please consider explaining that aggregate net asset value is not the market value of the shares.

Response to Comment 1

The Registration Statement has been revised as requested.

Division of Investment Management

July 22, 2021

Comment 2

On page 1 of the Q&A Section, in the question “Why is the Reorganization being recommended” please consider briefly comparing the performance of the Funds in this discussion and consider adding the the adviser, sub-adviser and PMs will remain the same.

Response to Comment 2

The Registration Statement has been revised as requested.

Comment 3

On page 1 of the Q&A Section, in the question “Why is the Reorganization being recommended” it states, “[i]mmediately after the Reorganization, RFDI will have a greater asset base than RFAP prior to the Reorganization.” Please consider whether this statement may be confusing in light of the fact that pre-reorganization RFDI already has more than ten times the assets of RFAP.

Response to Comment 3

This disclosure has been revised.

Comment 4

On page 2 of the Q&A Section, in the question “Will shareholders of the Funds have to pay any fees or expenses in connection with the Reorganization” it states that the direct expenses will be borne by Advisor and Sub-advisor. Please reconcile this statement with Section 9.1 of Agreement and Plan of Merger that states that the Advisor will pay the costs of reorganization.

Response to Comment 4

Although Section 9.1 of the Agreement and Plan of Reorganization only stipulates that the Adviser will pay the direct costs of the Reorganization, the Adviser and the Sub-Adviser have a side agreement whereby the direct costs of the Reorganization will be split between them. As such, the Registrant believes this disclosure to be accurate.

Comment 5

On page 2 of the Q&A Section, in the question “Do the Funds have similar investment strategies and risks” please consider revising the principal differences between the Funds based on the fiscal year end exposure including the fact that RFAP has significantly greater exposure to Japan while RFDI has significant exposure to Switzerland.

Response to Comment 5

The Registration Statement has been revised as requested.

Division of Investment Management

July 22, 2021

Comment 6

On page 4 of the Q&A Section, in the question “Will the Reorganization constitute a taxable event for RFAP shareholders” the answer provided is “no.” Please consider whether the “no” should be revised in light of the fact that, while there is no federal income tax consequences as a direct result of the reorganization, portfolio transitioning in anticipation of the reorganization is expected to generate investment income that will be distributed to RFAP shareholders.

Response to Comment 6

The question has been revised pursuant to your comment.

Comment 7

On page 4 of the Q&A Section, in the question “Will the Reorganization constitute a taxable event for RFAP shareholders” please also disclose the estimated net investment income that may be realized on disposition of RFAP securities in the aggregate and on a per share basis.

Response to Comment 7

The Registration Statement has been revised as requested.

Comment 8

On page 4 of the Q&A Section, in the question “Will the value of my investment change as a result of the Reorganization” please disclose the transaction costs payable by RFAP in advance of the Reorganization on a per share basis.

Response to Comment 8

The Registration Statement has been revised as requested.

Comment 9

On page 4 of the Q&A Section, in the question “When would Reorganization be effective” please provide an estimate of when the Reorganization is to occur.

Response to Comment 9

The Registration Statement has been revised as requested.

Division of Investment Management

July 22, 2021

Comment 10

Please also incorporate the subsequent amendments to the Funds’ prospectuses and statements of additional information by reference.

Response to Comment 10

The Registration Statement has been revised as requested.

Comment 11

On page ii, please provide the information requested by Item 6(b)(1) of Form N-14.

Response to Comment 11

The Registration Statement has been revised as requested.

Comment 12

Under the section “Board Considerations Relating to the Reorganization” please disclose any factors that were considered by the Board that were adverse to the Reorganization.

Response to Comment 12

The Registrant confirms that all factors considered by the Board are included in the disclosure.

Comment 13

Discuss in the Synopsis where appropriate the expected portfolio repositioning prior to the Reorganization.

Response to Comment 13

The Registration Statement has been revised as requested..

Comment 14

Under the section “Past Performance” in the footnote to the performance chart, please update the information as of the most recent quarter end.

Response to Comment 14

The Registration Statement has been revised as requested..

Division of Investment Management

July 22, 2021

Comment 15

Please add the disclosure that RFDI is the accounting survivor to the Synopsis and the Q&A.

Response to Comment 15

The Registration Statement has been revised as requested.

Comment 16

In the second paragraph under the section “Risk Factors” please remove or revise the statement “[a]n investment in a Fund involves risks similar to those of investing in equity securities of any fund traded on an exchange.”

Response to Comment 16

The Registration Statement has been revised as requested.

Comment 17

Please update the Capitalization table to provide information as of a date within 30 days of the filing date.

Response to Comment 17

The Registration Statement has been revised as requested.

Comment 18

Please consider deleting the disclosure under “Distribution and Dividend Reinvestment Plan” regarding dividend reinvestment as this is duplicative of disclosure in the Distributions section below.

Response to Comment 18

The Registration Statement has been revised as requested.

Division of Investment Management

July 22, 2021

Comment 19

Please move the Section titled “Comparative Fees and Expenses” so that it follows immediately after the “Risk Factors” section, per the order required in Item 3 of Form N-14.

Response to Comment 19

The Registration Statement has been revised as requested.

Comment 20

On the bottom of page 23, in the second to last paragraph it states, “[w]hile RFAP shareholders are not expected to recognize any gain or loss upon the exchange of their shares in the Reorganization, differences in the Funds’ portfolio turnover rates, net investment income and net realized capital gains may result in future taxable distributions to shareholders arising indirectly from the Reorganization.” Please explain whether this disclosure is meant to be distinct from the prior disclosure on the expected indirect federal income tax consequences in connection with repositioning or revise the disclosure.

Response to Comment 20

This disclosure is not distinct from the prior disclosure on the expected indirect federal income tax consequences in connection with reposition and so has been removed.

Comment 21

On page 24 it states “[p]rior to the Reorganization, RFAP will declare a distribution to its shareholders of all undistributed realized net investment income (computed without regard to the deduction for dividends paid) prior to the closing of the Reorganization, and such distributions will be taxable to shareholders of RFAP. Such distributions are estimated as of the date hereof to be between approximately $[         ] and $[         ] per share of realized net investment income.” Please supplementally explain whether this disclosure is intended to describe dispositions made in connection with the repositioning prior to the Reorganization.

Response to Comment 21

The Registrant confirms this disclosure is intended to describe dispositions made in connection with the repositioning prior to the Reorganization.

Comment 22

Under the Section “Further Information Regarding the Reorganization” please remove the statement “of the approval” since no approval is required.

Division of Investment Management

June 22, 2021

Response to Comment 22

The Registration Statement has been revised as requested.

Comment 23

Under the Section “Independent Registered Public Accounting Firm” please add the address for Deloitte & Touche LLP.

Response to Comment 23

The Registration Statement has been revised as requested.

Comment 24

Please confirm that RFDI can issue fractional shares and that RFAP, once it has received such fractional shares, can issue such fractional to its shareholders.

Response to Comment 24

RFDI cannot issue fractional shares and so the disclosure in the Information Statement/Prospectus and the Agreement and Plan of Reorganization have been updated accordingly.

ACCOUNTING AND FINANCIAL COMMENTS

Comment 1

Please provide supplementally narrative disclosure about material differences in accounting policies of RFAP when compared to RFDI in accordance with Regulation S-X Section 6-11(d)(3)(i).

Response to Comment 1

The Registrant confirms there are no material differences in the accounting policies of RFAP when compared to RFDI.

Comment 2

If the tax opinion will be updated at the closing date, please include the undertaking to file the final tax opinion after closing.

Response to Comment 2

The Registration Statement has been revised as requested.

Division of Investment Management

July 22, 2021

Comment 3

Please confirm that both of Deloitte’s consent will be updated for the amendment. Additionally, please have Deloitte change references in their consents from “proxy statement/prospectus” to “information statement/prospectus.”

Response to Comment 3

The Registrant confirms that Deloitte’s consents will be updated and references therein will be changed to “information statement/prospectus”.

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Please call me at (312) 845-3895 or Myles O’Kelly at (312) 845-2974 if you have additional comments or wish to discuss any of the foregoing responses. Thank you.

Very truly yours,
Chapman and Cutler LLP
By:	/s/ William C. Hermann
William C. Hermann

cc: Chris Fallow

Don Swade

W. Scott Jardine

Kristi Maher

Erin Klassman